SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

______________________

F O R M  6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February , 200 7

MAGIC SOFTWARE ENTERPRISES LTD.

(Name of Registrant)

5 HaPlada Street, Or-Yehuda, Israel 60218

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [x]            Form 40-F [-]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [-]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [-]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [-]        No [x]

Magic Software Named a "Strong Performer in Integration-Centric BPM Market" by Independent Research Firm

 Independent Report notes Magic Software's "comprehensive solution," pricing, and partnership with SAP make it an "appealing alternative” for mid-market users seeking an integration-centric, business process management suite

Or Yehuda, Israel; February 20, 2007 – Forrester Research, has named Magic Software Enterprises (NASDAQ: MGIC) as a "Strong Performer" in Forrester's recently published report, "The Forrester Wave: Integration-Centric Business Process Management Suites, Q4 2006." (December 2006).  In all, 35 vendors were interviewed for the report, 13 qualified for review, and only five, including Magic Software, were rated as "Strong Performers."

The report, released in December 2006 and authored by Ken Vollmer and Henry Peyret, states, "Magic has a midmarket focus, and its pricing makes it an appealing alternative, coupled with a partnership with SAP that accelerates connection of SAP Business One customers to their SME-based applications.  Its comprehensive coverage makes it a good fit for midsize companies looking for an all-in-one solution for their integration, BPM, and service-oriented architecture (SOA) needs.”

The Forrester report also noted Magic Software's "surprising number of strategic alliances for a vendor of that size", its "strong product roadmap", and its position "at the lower end of the pricing scale for products in this category.” Magic Software’s market share buildup in the IBM midrange System i category, has also contributed to Forrester’s assessment.

Magic Software's iBOLT™ is a cost-effective and straightforward business process integration framework that rationalizes diverse standards and proprietary formats and quickly creates, and dynamically deploys, new business processes, services, and applications.  Its innovative visual design tools, including Data Mapper and integration wizards, assure fast, end-to-end business integration across the enterprise.

"Magic is gaining increased recognition and mindshare as a significant player in the SME middleware market," said Avigdor Luttinger, Magic Software's vice president of corporate strategy.  "Our increasing presence in ecosystems such as SAP Business One and Oracle's J.D. Edwards World is recognized by Forrester as a very focused strategy for addressing midmarket needs with a comprehensive product set."

About Magic Software Enterprises

Magic Software Enterprises (NASDAQ: MGIC) has been a leader in enterprise application development, deployment and integration technology for more than two decades.  The company's service-oriented platform is used by companies worldwide to develop, maintain, and deploy both legacy and new business solutions, while integrating these applications across both internal and external, heterogeneous environments.  Magic Software’s platform-independent methodology lets companies achieve agility by quickly assembling composite applications, allowing programmers to create services and architects and business analysts to orchestrate and reuse these services to enable business processes.   Through partnerships with industry leaders such as IBM and SAP and more than 2500 ISVs worldwide, Magic Software technology is used by more than 1.5 million customers around the globe.

For more information on Magic Software Enterprises and its products and services, visit www.magicsoftware.com.

Except for the historical information contained herein, the matters discussed in this news release include forward-looking statements that may involve a number of risks and uncertainties. Actual results may vary significantly based upon a number of factors including, but not limited to, risks in product and technology development, market acceptance of new products and continuing product conditions, both here and abroad, release and sales of new products by strategic resellers and customers, and other risk factors detailed in the Company's most recent annual report and other filings with the Securities and Exchange Commission.

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Press Contacts:

Steven L. Lubetkin

steve@lubetkin.net

Phone: 856-751-5491

-or-

Mary Lou Roberts

WriterNewf@aol.com

Phone: 215-740-8976

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAGIC SOFTWARE ENTERPRISES LTD.

(Registrant)

By /s/ David Assia

David Assia

         Chairman

Date: February 2 0 , 2006

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